UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

**1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE COMBINED REGISTRATION STATEMENT ON FORMS F-10, F-4 AND S-4 AND ANY AMENDMENT THERETO (FILE NO. 333-141155) OF ANGIOTECH PHARMACEUTICALS, INC. (AND ITS SUBSIDIARIES LISTED THEREIN UNDER THE HEADING "ADDITIONAL REGISTRANTS") AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	**ANGIOTECH REPORTS SECOND QUARTER RESULTS**

FORWARD-LOOKING STATEMENTS

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC. **Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments**.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: August 2, 2007   By: /s/ K. Thomas Bailey
                                        Name: K. Thomas Bailey
                                        Title: Chief Financial Officer

Exhibit 1



FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday, August 2, 2007

ANGIOTECH REPORTS SECOND QUARTER RESULTS

Vancouver, BC, August 2, 2007 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced its financial results for the second quarter ended June 30, 2007.

"We continued to focus on the development and commercialization of our key catalyst products during the second quarter," said Dr. William Hunter, President and CEO of Angiotech. "In particular, we made significant strides in building out our sales and marketing infrastructure, while at the same time reaching important milestones such as securing a CE Mark for our Quill® SRS product line."

"Over the last quarter, we made good progress with the continued implementation of our various growth, organizational change, and operational improvement initiatives, while at the same time delivering solid operating results," commented Thomas Bailey, Chief Financial Officer of Angiotech.

Financial Highlights

- Total revenue, as adjusted for non-recurring items, was $75.3 million in the second quarter. Total revenue under generally accepted accounting principles ("GAAP") was $72.4 million.
- Net product sales, as adjusted, of $45.4 million increased $2.9 million, or 6.9%, as compared to the first quarter, and were derived principally from sales of our various single use, specialty medical devices, as well as from sales of medical device components to third parties.
- Royalty revenue was $29.9 million. This includes $28.4 million of royalty revenue derived from sales by Boston Scientific Corporation ("BSC") of paclitaxel-eluting coronary stent systems. This represents an average gross royalty rate of 7.6 percent for U.S. sales and 5.5 percent for sales in other countries.
- Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-cash, non-recurring, and other items) was $15.6 million.
- GAAP net loss from continuing operations and net loss per share from continuing operations were $15.0 million and $0.18 respectively. Our GAAP results reflect several non-recurring items, including: in-process research and development expense of $8.0 million (the majority of which related to the extension of our research collaboration with CombinatoRx, Incorporated ("CombinatoRx")); costs accrued of $3.0 million relating to the discontinuation of our Contour Threads brand name; and restructuring costs of $2.1 million, the majority of which related to the closure of our manufacturing facility in Syracuse, New York.
- Adjusted net income from continuing operations and adjusted net income per share from continuing operations were $5.0 million and $0.06, respectively.
- An income tax recovery of $10.5 million as reported in our GAAP results was derived from several concurrent factors, including deductions related to the amortization of identifiable

intangible assets, deductions relating to certain international financing structures, and provincial income tax credits.

- Cash and long-term investments were $144.2 million, and net debt was $437.2 million.

Business Highlights

Our focus for 2007 continues to be on our three main catalysts: Quill® SRS, 5-FU CVC and Vascular Wrap™. From an operational perspective, we are building out our global sales and marketing organization as well as organizing our business operations for maximum capacity utilization, efficiency in the supply chain, and ensuring that we have adequate manufacturing capacity in the areas of anticipated growth in future years. We made significant advancements on all of these fronts during the second quarter.

Quill® SRS

- We secured European approval for CE mark of our Quill® Self-Retaining System (SRS) and expect to launch Quill® SRS commercially in Europe mid-year.

Vascular Wrap™

- We re-obtained the exclusive rights from Edwards Lifesciences Corporation to market and distribute our Vascular Wrap™/ePTFE graft combination product candidate through our own sales force and distribution network in Europe.

- We initiated a pivotal human clinical trial in Europe designed to evaluate the safety and efficacy of the Vascular Wrap™ in the prevention of stenosis following surgical implantation of an ePTFE vascular graft in the upper extremity for vascular (AV) access in hemodialysis patients. It is expected that results from this study will serve as a base of European experience for CE Mark submission along with supporting data from a similar U.S. pivotal trial initiated in March.

5-FU CVC

- Shortly after the end of the second quarter, we completed enrolment of our 5-FU CVC pivotal study. We expect to have preliminary data results compiled in the fall, and present the final data in early 2008.

Sales and Marketing

- Expansion of the sales and marketing team is on track in Europe, Asia, and the United States, with key personnel hired into the Surgical, Interventional and Specialties-OEM areas.

Operations

- As part of our continuing effort to increase capacity utilization, reduce labour and other direct manufacturing costs and ensure adequate capacity in key growth areas, including Quill®, we made the decision to close our manufacturing facility in Syracuse, New York and to transfer the product manufacturing and technical knowledge to our operations in Puerto Rico and Reading, Pennsylvania. The closure of the Syracuse facility will occur over the next twelve to eighteen months.

Other Business Highlights

- Shortly after the end of the second quarter, Cook Incorporated ("Cook") and BSC announced several new human clinical trials of next-generation products incorporating our proprietary paclitaxel technology. These trials are of Cook's Zilver® PTX™ paclitaxel-eluting peripheral stent for use in arteries outside of the heart, and of BSC's TAXUS Petal™ bifurcation coronary stent and TAXUS Element™ platinum chromium coronary stent respectively.

- We announced the extension of our collaboration agreement with CombinatoRx from the initial two and a half year term to a total of five years. The collaboration will continue to focus on evaluating and identifying drug candidates that are combinations of known pharmaceutical compounds that could be useful to treat selected local diseases or in selected surgical or medical device applications.

Financial Information and Certain Non GAAP Financial Measures

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three- and six-month periods ended June 30, 2007, and audited consolidated financial statements for the year ended December 31, 2006. Full unaudited consolidated interim financial statements and Management's Discussion and Analysis for the three- and six-month periods ended June 30, 2007, will be filed with the relevant regulatory agencies, as well as posted on our website at www.angiotech.com.

We completed the acquisition of the operations of American Medical Instruments Holdings, Inc. ("AMI") on March 23, 2006. Because of the timing of the AMI acquisition, our operating results for the three month period ended June 30, 2006 include AMI's results of operations from the period of March 24, 2006 to June 30, 2006, as compared to the current quarter which reflects combined results from the period of April 1, 2007 to June 30, 2007. Our results for the quarter ended June 30, 2007 therefore reflect a slightly shorter time period, and as a result do not reflect a comparable operating period as compared to the second quarter of 2006.

The results for the six month period ended June 30, 2007 fully include the results of AMI. As AMI was acquired on March 23, 2006, the comparative six month period ended June 30, 2006 only includes the results of the AMI operations for the period March 23, 2006 to June 30, 2007.

Amounts, unless specified otherwise, are expressed in U.S. dollars. Financial results are reported under GAAP unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items. Adjusted net income from continuing operations, adjusted net income per share from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") exclude acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions, stock-based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances and other non-recurring items. Adjusted net income from continuing operations, adjusted net income per share from continuing operations and adjusted EBITDA also exclude litigation expenses related to defending intellectual property claims. Revenue, as adjusted, excludes non-recurring, non-operating revenue derived from license agreements and other license revenue, net of license fees due to licensors and excludes amounts accrued for costs incurred, and potential future costs, related to our offer to accept returns of Contour Threads brand product as part of the brand name consolidation and discontinuation. Adjusted net income from continuing operations, adjusted net income per share from continuing operations, revenue from continuing operations, as adjusted and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Management uses these non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time. Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP. We have provided a reconciliation of these measures to GAAP in the attached tables.

Conference Call Information

A conference call to discuss these financial results will be held today, Thursday, August 2, 2007 at 8:00 AM PT (11:00 AM ET).

Dial-in information:
North America (toll free): (866) 578-5788
International: (617) 213-8057
Enter passcode: 78719252

A replay archive of the conference call will be available until August 9, 2007 by calling (888) 286-8010 (in North America) or (617) 801-6888 (International) and entering Access Code 92205136.

A live webcast will be available to all interested parties through the Investors section of Angiotech's website: www.angiotech.com.

Forward Looking Statements

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC. **Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments**.

About Angiotech Pharmaceuticals
Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech (NASDAQ: ANPI, TSX, ANP) please visit our website at www.angiotech.com.

Vascular Wrap™ is a trademark of Angiotech Pharmaceuticals, Inc.
Quill® and Contour Threads® are registered trademarks of Quill Medical, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc.
TAXUS Petal™ and TAXUS Element™ are trademarks of Boston Scientific Corporation.
Zilver® PTX™ are trademarks of Cook Incorporated.

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three months ended June 30, 2007			Three months ended June 30, 2006		
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE						
Royalty revenue	**29,878**		**29,878**	**42,980**		**42,980**
Product sales, net	**42,421**	2,980 a	**45,401**	**50,553**		**50,553**
License fees	**53**	(53) b	**-**	**73**	(73) b	**-**
	72,352	2,927	75,279	93,606	(73)	93,533
EXPENSES						
License and royalty fees	**4,268**		**4,268**	**6,050**		**6,050**
Cost of products sold	**25,085**	(927) c	**24,158**	**24,033**		**24,033**
Research and development	**13,458**	(781) d	**12,677**	**11,833**	(773) d	**11,060**
Selling, general and administrative	**24,363**	(4,774) e	**19,589**	**23,178**	(3,809) e	**19,369**
Depreciation and amortization	**8,328**	(7,459) f	**869**	**10,389**	(9,613) f	**776**
In-process research and development	**8,000**	(8,000) g	**-**			**-**
	83,502	(21,941)	61,561	75,483	(14,195)	61,288
Operating (loss) income	**(11,150)**	24,868	**13,718**	**18,123**	14,122	**32,245**
Other (expense) income:						
Foreign exchange (loss) gain	**(505)**	505 h	**-**	**2,135**	(2,135) h	**-**
Investment and other (expense) income	**(994)**	1,933 i	**939**	**1,813**	(685) j	**1,128**
Loss on sale / write-down of investments	**-**	-	**-**	**1,064**	(1,064) k	**-**
Interest expense on long-term debt	**(12,896)**	568 l	**(12,328)**	**(11,297)**	(314) l	**(11,611)**
Total other (expense) income	**(14,395)**	3,006	**(11,389)**	**(6,285)**	(4,198)	**(10,483)**
Income (loss) from continuing operations before income taxes	**(25,545)**	27,874	**2,329**	**11,838**	9,924	**21,762**
Income tax (recovery) expense	**(10,500)**	7,857 m	**(2,643)**	**9,669**	(3,168) m	**6,501**
Income (loss) from continuing operations	**(15,045)**	20,017	**4,972**	**2,169**	13,092	**15,261**
Net loss from discontinued operations, net of income taxes	**(170)**	170	**-**	**(342)**	342	**-**
Net (loss) income for the period	**(15,215)**	20,187	**4,972**	**1,827**	13,434	**15,261**
Basic net (loss) income per common share from continuing operations	**(0.18)**		**0.06**	**0.03**		**0.18**
Diluted net (loss) income per common share from continuing operations	**(0.18)**		**0.06**	**0.03**		**0.18**
Weighted average shares outstanding (000's) – basic	**85,014**		**85,014**	**84,651**		**84,651**
Weighted average shares outstanding (000's) – diluted	**85,460**		**85,460**	**85,710**		**85,710**

a. Amounts accrued for costs incurred, and potential future costs, related to our offer to accept returns of Contour Threads brand product as part of the brand name consolidation and discontinuation.
b. Non-recurring, non-operating revenue as derived from other license revenue, net of license fees due to licensors.
c. Change in estimate of accounting for excess and obsolete inventory resulting from the alignment during the second quarter of 2007 of inventory policies across our various manufacturing operations.
d. Research and development adjustments:

	Three months ended June 30, 2007	Three months ended June 30, 2006
Stock-based compensation	(531)	(773)
Termination and reorganization costs related to the integration of AMI	(250)	-
	(781)	(773)

e. Selling, general and administrative adjustments:

	Three months ended June 30, 2007	Three months ended June 30, 2006
Stock-based compensation	(774)	(1,007)
Termination and reorganization costs related to the integration of AMI	(1,846)	-
Litigation expenses relating to defending intellectual property claims	(2,154)	(2,802)
	(4,774)	(3,809)

f. Amortization of acquisition related intangible assets and medical technologies.
g. Non-recurring in-process research and development expense relating to payments to CombinatoRx and Rex Medical Inc.
h. Foreign exchange fluctuations on foreign currency net monetary assets.
i. Write off of uncollectible tax receivable and write off of certain capitalized costs.
j. Gain on sale of Palo Alto building – assets held for sale.
k. Gain on redemption of long-term, available-for-sale securities.
l. Amortization of deferred financing costs in 2007, and interest expense in 2006 related to the AMI transaction that was incurred in the first quarter prior to the consolidation of the results of the AMI operations acquired, which occurred in the second quarter of 2006.
m. Tax effects of adjustments a. through l. for the period. Comparative for 2006 also includes non-recurring Quebec retroactive tax adjustment of $8.7 million.

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(in thousands of U.S.$, except share and per share data)	Six months ended June 30, 2007			Six months ended June 30, 2006		
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE						
Royalty revenue	**62,878**		**62,878**	**84,070**		**84,070**
Product sales, net	**84,907**	2,980 a	**87,887**	**51,355**		**51,355**
License fees	**525**	(525) b	**-**	**126**	(126) b	**-**
	148,310	2,455	**150,765**	**135,551**	(126)	**135,425**
EXPENSES						
License and royalty fees	**9,709**		**9,709**	**12,563**		**12,563**
Cost of products sold	**47,877**	(1,727) c	**46,150**	**24,667**		**24,667**
Research and development	**27,221**	(3,890) d	**23,331**	**21,488**	(1,394) d	**20,094**
Selling, general and administrative	**47,818**	(10,021) e	**37,797**	**33,552**	(8,216) e	**25,336**
Depreciation and amortization	**16,483**	(14,734) f	**1,749**	**12,555**	(11,176) f	**1,379**
In-process research and development	**8,000**	(8,000) g	**-**	**1,042**	(1,042) h	**-**
	157,108	(38,372)	**118,736**	**105,867**	(21,828)	**84,039**
Operating (loss) income	**(8,798)**	40,827	**32,029**	**29,684**	21,702	**51,386**
Other (expense) income:						
Foreign exchange (loss) gain	**(403)**	403 i	**-**	**2,306**	(2,306) i	**-**
Investment and other income	**7,808**	(5,577) j	**2,231**	**4,517**	(685) k	**3,832**
Loss on sale / write-down of investments	**(8,157)**	8,157 l	**-**	**(413)**	413 m	**-**
Interest expense on long-term debt	**(25,695)**	1,126 n	**(24,569)**	**(12,286)**	675 n	**(11,611)**
Total other (expense) income	**(26,447)**	4,109	**(22,338)**	**(5,876)**	(1,903)	**(7,779)**
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting policy	**(35,245)**	44,936	**9,691**	**23,808**	19,799	**43,607**
Income tax (recovery) expense	**(14,940)**	10,301 o	**(4,639)**	**14,058**	(2,513) o	**11,545**
Income (loss) from continuing operations before cumulative effect of change in accounting policy	**(20,305)**	34,635	**14,330**	**9,750**	22,312	**32,062**
Net loss from discontinued operations, net of income taxes	**(5,791)**	5,791	**-**	**(787)**	787	**-**
Cumulative effect of change in accounting policy	**-**		**-**	399	(399)	-
Net (loss) income for the period	**(26,096)**	40,426	**14,330**	**9,362**	22,700	**32,062**
Basic net (loss) income per common share from continuing operations	**(0.24)**		**0.17**	**0.12**		**0.38**
Diluted net (loss) income per common share from continuing operations	**(0.24)**		**0.17**	**0.12**		**0.37**
Weighted average shares outstanding (000's) – basic	**85,008**		**85,008**	**84,593**		**84,593**
Weighted average shares outstanding (000's) – diluted	**85,488**		**85,488**	**85,777**		**85,777**

a. Amounts accrued for costs incurred, and potential future costs, related to our offer to accept returns of Contour Threads brand product as part of the brand name consolidation and discontinuation.
b. Non-recurring, non-operating revenue as derived from license agreements with Histogenics Corporation ($0.4 million in 2007) and other license revenue, net of license fees due to licensors.
c. Change in estimate of accounting for excess and obsolete inventory resulting from the alignment during the second quarter of 2007 of inventory policies across our various manufacturing operations, and non-recurring supply / distribution agreement termination costs.
d. Research and development adjustments:

	Six months ended June 30, 2007	Six months ended June 30, 2006
Stock-based compensation	(973)	(1,394)
License fees due to licensors related to non-recurring license revenue	(419)	-
Termination and reorganization costs related to the integration of AMI	(849)	-
Non-recurring supply / distribution agreement termination costs	(899)	-
Non-recurring in-process research and development expense relating to the signing of a technology and intellectual property license agreement with an inventor	(750)	
	(3,890)	(1,394)

e. Selling, general and administrative adjustments:

	Six months ended June 30, 2007	Six months ended June 30, 2006
Stock-based compensation	(1,392)	(1,886)
Termination and reorganization costs related to the integration of AMI	(3,385)	-
Litigation expenses relating to defending intellectual property claims	(4,994)	(6,330)
Non-recurring supply / distribution agreement termination costs	(250)	-
	(10,021)	(8,216)

f. Amortization of acquisition related intangible assets and medical technologies.
g. Non-recurring in-process research and development expense relating to payments to CombinatoRx. and Rex Medical Inc.
h. Non-recurring in-process research and development expense, relating primarily to $1.0 million payment due under license agreement with Poly-Med, Inc
i. Foreign exchange fluctuations on foreign currency net monetary assets.
j. Write off of uncollectible tax receivable and write off of certain capitalized costs, net of gain realized on recovery of investments.
k. Gain on sale of Palo Alto building – assets held for sale.
l. Net impact of loss and gain on redemption of investments of common share holdings in Orthovita Inc. and NuVasive, Inc., respectively.
m. Loss on redemption of investments.
n. Amortization of deferred financing costs.
o. Tax effects of adjustments a. through n. for the period, including the reversal of tax reserves previously booked. Comparative for 2006 also includes non-recurring Quebec retroactive tax adjustment of $8.7 million.

ANGIOTECH PHARMACEUTICALS, INC.
CALCULATION OF ADJUSTED EBITDA
(Unaudited)

(in thousands of U.S.$)	**Three months ended June 30, 2007**	**2006**	**Six months ended June 30, 2007**	**2006**
Net (loss) income on a GAAP basis	(15,215)	1,827	(26,096)	9,362
Interest expense on long-term debt	12,896	11,297	25,695	12,286
Income tax (recovery) expense	(10,649)	9,578	(18,830)	13,967
Depreciation and amortization	9,524	11,591	18,775	13,838
EBITDA	(3,444)	34,293	(456)	49,453
Adjustments:				
Net loss from discontinued operations, excluding depreciation, amortization and income tax expense included above	159	242	9,379	642
In-process research and development	8,000	-	8,000	1,042
Non-recurring research and development costs	-	-	750	-
Non-recurring revenue, net of license fees	(53)	(73)	(106)	(126)
Stock-based compensation	1,305	1,780	2,364	3,280
Litigation expenses	2,154	2,802	4,994	6,330
Foreign exchange loss (gain)	505	(2,135)	403	(2,306)
Investment and other income	(939)	(1,128)	(2,231)	(3,832)
Severance	1,846	-	3,984	-
Supply/distribution agreement termination costs	250	-	2,199	-
E&O inventory adjustment	927		927	-
Contour Threads potential return costs accrual	2,980	-	2,980	-
Write-off of capitalized costs	280		280	-
Write-off of uncollectible tax receivable	2,250	-	2,250	-
Gain on sale of Palo Alto building	-	(685)	-	(685)
Gain realized on recovery of investment	-	(1,064)	(7,510)	(1,064)
Accrued interest income	(597)	-	(597)	-
Net loss on redemption of investments	-	-	8,157	1,477
Cumulative effect of change in accounting policy	-	-	-	(399)
Adjusted EBITDA	15,623	34,032	35,767	53,812

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

As at (in thousands of U.S.$)	June 30, 2007	December 31, 2006
ASSETS		
Cash and short-term investments	112,298	108,617
Accounts receivable	25,408	25,231
Inventories	36,286	33,619
Deferred income taxes	11,775	5,372
Other current assets	4,605	6,303
Assets from discontinued operations, current portion	3,507	2,365
Total current assets	193,879	181,507
Long-term investments	31,869	53,840
Property and equipment, net	58,072	59,783
Intangible assets, net	235,938	244,955
Goodwill	641,943	630,770
Deferred income taxes	6,463	4,804
Deferred financing costs	14,718	14,845
Other assets	704	255
Assets from discontinued operations	4,961	15,116
Total assets	1,188,547	1,205,874
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	85,403	67,950
Liabilities from discontinued operations	3,692	4,226
Long-term debt	575,000	575,000
Deferred income taxes	57,544	71,813
Other tax liabilities	5,538	-
Other long-term liabilities	4,229	4,052
Stockholders' equity	457,141	482,833
Total liabilities and stockholders' equity	1,188,547	1,205,874

FOR ADDITIONAL INFORMATION:

Analysts and Investors:	**Media:**
Deirdre Neary	Jodi Regts
Manager, Investor Relations and Corporate Communications	Manager, Investor Relations and Corporate Communications
Angiotech Pharmaceuticals, Inc.	Angiotech Pharmaceuticals, Inc.
(604) 222-7056	(604) 221-7930
dneary@angio.com	jregts@angio.com

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